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                                                 Filed Pursuant to Rule 424B(3)
                                                         File Number 333-23709

                                   PROSPECTUS

                                  ROMTECH, INC.

                         789,667 Shares of Common Stock


         The shares offered hereby (the "Shares") consist of 789,667 shares of Common Stock, no par value (the "Common Stock"), of RomTech, Inc., a Pennsylvania corporation ("RomTech" or the "Company"), which are owned by the selling shareholders listed herein under "Selling Shareholders" (collectively, the "Selling Shareholders"). RomTech shall pay all expenses incident to the registration of the Common Stock, including, without limitation, the filing of this Registration Statement, including all registration and filing fees, fees and expenses of compliance with state securities or "blue sky" laws, printing expenses, messenger and delivery expenses, fees and disbursements of counsel for the Company and all independent certified public accountants retained by the Company. Each Selling Shareholder shall pay all expenses relating to the sale of the Shares including any commissions, discounts or other fees payable to broker-dealers and any attorney fees or other expenses incurred by such Selling Shareholder. RomTech will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders. RomTech will receive the proceeds from the issuance of Shares to the Selling Shareholders upon exercise of certain warrants, which will be used for general working capital purposes.

         The Selling Shareholders have not advised RomTech of any specific plans for the distribution of the Shares covered by this Prospectus, but it is anticipated that the Shares will be sold from time to time primarily in transactions (which may include block transactions) in the Nasdaq SmallCap Market at the market price then prevailing, although sales may also be made in negotiated transactions or otherwise. The Selling Shareholders and the brokers and dealers through whom sale of the Shares may be made may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and their commissions or discounts and other compensation may be regarded as underwriters' compensation. See "Plan of Distribution."

         The Company's Common Stock is traded on the Nasdaq SmallCap Market under the symbol "ROMT". The average of the bid and asked price of the Common Stock as reported by the Nasdaq SmallCap Market on April 9, 1997 was $4.22 per share.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                      PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.






                  THE DATE OF THIS PROSPECTUS IS APRIL 10, 1997

                              AVAILABLE INFORMATION

         RomTech has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 under the Securities Act (the "Registration Statement") with respect to the registration of RomTech Common Stock owned by the Selling Shareholders. This Prospectus constitutes a part of the Registration Statement and, in accordance with the rules of the Commission, omits certain of the information contained in the Registration Statement. For such information, reference is made to the Registration Statement and the exhibits thereto.

         RomTech is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. The Registration Statement, as well as such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549, and at the Commission's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such materials and other information concerning RomTech are also filed electronically with the Commission and are accessible via the Worldwide Web at http://www.sec.gov.

         The Company's Common Stock is traded on the Nasdaq SmallCap Market under the symbol "ROMT." Reports, proxy statements and other information concerning the Company will also be available for inspection at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission are hereby incorporated by reference into this Prospectus and made a part hereof:
(i) the Company's Annual Report on Form 10-KSB for the year ended June 30, 1996;
(ii) the Quarterly Reports on Form 10-QSB for the quarters ended September 30, 1996 and December 31, 1996; (iii) the Company's Definitive Proxy Statement in connection with its 1996 Annual Meeting of Shareholders; (iv) the Current Report on Form 8-K dated November 22, 1996; and (v) the Current Report on Form 8-K dated February 4, 1997.

         All documents filed by RomTech pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing thereof. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded.

         The Company hereby undertakes to provide without charge to each person, including any beneficial owner to whom a copy of this Prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the information that has been incorporated by reference in this Prospectus (not including exhibits to such information unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Written or oral requests for such copies should be directed to RomTech, Inc., 2000 Cabot Boulevard, Suite 110, Langhorne, Pennsylvania 19047,
Attention: Joyce Falsetti, Secretary, telephone (215) 750-6606.

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                                   THE COMPANY

         RomTech develops, publishes, markets and resells a diversified line of personal computer software for consumer, educational and business applications. The Company offers software titles and personal productivity application products in the education, astronomy and business application markets for use at home and in the office. The Company's product line enables it to serve customers who are seeking a broad range of high-quality software titles and personal productivity application software products. RomTech is a Pennsylvania corporation that was organized in July 1992. RomTech's principal executive offices are located at 2000 Cabot Boulevard, Suite 110, Langhorne, PA 19047, and its telephone number is (215) 750-6606.


                                  RISK FACTORS

         The following factors should be considered carefully in evaluating the Company and its business.

         Early Stage Company; Multimedia Software Business; Losses. The Company commenced operations in July 1992. The Company has experienced losses since inception. The accumulated deficit for the Company through June 30, 1996 and December 31, 1996 is $5,655,004 and $6,246,640 respectively. The Company's operations to date have been funded primarily through proceeds from the Company's initial public offering of common stock in October 1995. The Company's operations are subject to all of the risks inherent in the development of an early stage business, particularly in a highly competitive industry, including, but not limited to, development, production and marketing difficulties, competition and unanticipated costs and expenses. The Company's future success will depend upon its ability to increase revenues from the development and marketing of its current and future software products. The development of multimedia software products, which combine text, sound, high quality graphics, images and video, is difficult and time consuming, requiring the coordinated participation of various technical and marketing personnel. Other factors affecting the Company's future success include, but are not limited to, the ability of the Company to overcome problems and delays in product development, market acceptance of products and successful implementation of sales and marketing programs. There can be no assurance that the Company will successfully develop a sustainable multimedia or personal productivity software business and achieve profitability.

         Management of Growth. The Company's ability to manage growth effectively will depend on its ability to improve and expand its operations, including its financial and management information systems, and to recruit, train and manage additional sales, software development and administrative personnel. There can be no assurance that management will be able to manage growth effectively, or that it will be able to recruit and retain such personnel, and the failure to do either will have a material adverse effect on the Company.

         Need for Additional Funds. The Company's future capital requirements will depend on many factors, including cash flow from operations, continued progress in its software development program, competing technological and market developments and the Company's ability to market its products successfully. If the Company is not able to increase cash flow from operations to a level sufficient to support continued growth of its business, the Company may require additional funds to sustain and expand its product development activities. Adequate funds for these purposes may not be available or may be available only on terms that would result in significant dilution or otherwise be unfavorable to existing stockholders. If the Company is unable to secure additional funding, or if the Company is unable to obtain adequate funds from operations or external sources when required, the Company's inability to do so would have a material adverse effect on the long-term viability of the Company.

         Shares Eligible for Future Sale. Shares of a substantial number of the Company's Common Stock in the public market could adversely affect the market price for the Common Stock. Of the 6,483,815 shares of Common Stock outstanding on March 31, 1997, approximately 4,428,231 shares are "restricted securities" which may be sold publicly pursuant to an effective registration statement under the Securities Act or in reliance upon an applicable exemption from the registration requirements of the Securities Act. As of March 31, 1997, options and warrants to purchase 809,123 shares of Common Stock were outstanding and were immediately exercisable, and 1,000,000 shares of Class One Convertible Preferred Stock ("Class One Preferred Stock") were convertible into 303,030 shares of Common Stock. Shares issued upon the exercise of these options and warrants and upon conversion of the Class One Preferred Stock will be eligible for sale pursuant to an effective registration statement or in reliance upon an applicable exemption from the registration requirements of the Securities Act. On January 30, 1997, the Company completed a private placement of 1,271,340 shares of Class Two Convertible Preferred Stock (the "Class Two Preferred Stock") and 355,975 Common Stock Purchase Warrants (the "Warrants") which entitles the holder to purchase 355,975 shares of the Company's Common Stock. The Class Two Preferred Stock and the Warrants were purchased for an aggregate purchase price of $1,271,340. The Company also granted to the holders of the Class Two Preferred Stock certain registration rights to register under the Securities Act the shares of Common Stock issuable pursuant to the conversion of the Class Two Preferred Stock. The number of shares of Class Two Preferred Stock, which is convertible into Common Stock beginning on May 15, 1997, is 1,171,340 shares which were issued on November 15, 1996 in exchange for cash. An additional 100,000 shares of Class Two Preferred Stock, which were issued in exchange for the forgiveness of $100,000 of debt on January 30, 1997, will be convertible into Common Stock beginning on July 30, 1997. The Class Two Preferred Stock is convertible at the option of the holder beginning six months following the date of issuance into the number of shares of Common Stock equal to the number of shares of Class Two Preferred Stock surrendered for conversion divided by the conversion price, which will be the lower of (i) $5.00 or (ii) ninety percent (90%) of the average of the closing bid price of the Company's Common Stock for the ten (10) business days immediately preceding the date on which the Securities and Exchange Commission declares effective the registration statement filed by the Company pursuant to the Registration Rights Agreement between the Company and purchasers of the Class Two Preferred Stock. Each Warrant entitles the holder to purchase one share of Common Stock at any time during the period beginning six (6) months after the date of issuance of the Warrant until five years after the date of issuance at a price equal to the lesser of (i) $6.25 or (ii) the average of the closing bid price of the Company's Common Stock plus $1.25 for the same ten (10) day period as the Class Two Preferred Stock. The Company also granted 210,000 warrants, to purchase 210,000 shares of the Company's Common Stock, to the investment advisor ("Advisor Warrants") engaged by the Company to assist in the private placement. The terms and conditions of the Advisor Warrants are identical to the Warrants, except that the Advisor Warrants are exercisable at an exercise price of $6.00.

         Proposed Private Placement. The Company currently is in the process of offering in a private placement to accredited investors 2,000,000 shares of Class Three Convertible Preferred Stock (the "Class Three Preferred Stock "), without par value, and 100,000 Common Stock Purchase Warrants (the "Common Stock Warrants") to purchase 100,000 shares of the Company's Common Stock, for an aggregate purchase price of $2,000,000.

         One-half of the Class Three Preferred Stock is convertible at the option of the holder beginning five days following the date that the registration statement for the Common Stock underlying the Class Three Preferred Stock has been declared effective by the Securities and Exchange Commission ("First Conversion Date"). The Company has agreed to file a registration statement with the Securities and Exchange Commission within twenty days of the closing of the private placement registering the Common Stock underlying the Class Three Preferred Stock. The remaining one-half of the Class Three Preferred Stock will become convertible thirty days after the First Conversion Date. In the event that the registration statement does not become effective on or before six months following the closing date, all of the outstanding shares of the Class Three Preferred Stock shall become convertible at any time beginning on the date that is six months from the closing date. The conversion price per share ("Conversion Price"), shall be equal to the following:

         (A) Beginning on the First Conversion Date and ending on the 30th day thereafter, the Conversion Price shall be equal to 80% of the Average Quoted Price for the five (5) trading days immediately preceding the Conversion Date;

         (B) Beginning on the 31st day after the First Conversion Date and ending on the 60th day after the First Conversion Date, the Conversion Price shall be equal to 78% of the Average Quoted Price for the five (5) trading days immediately preceding the Conversion Date;

         (C) Beginning on the 61st day after the First Conversion Date and ending on the 90th day after the First Conversion Date, the Conversion Price shall be equal to 76% of the Average Quoted Price for the five (5) trading days immediately preceding the Conversion Date;

         (D) Beginning on the 91st day after the First Conversion Date and ending on the 120th day after the First Conversion Date, the Conversion Price shall be equal to 74% of the Average Quoted Price for the five (5) trading days immediately preceding the Conversion Date;

         (E) Beginning on the 121st day after the First Conversion Date and ending on the 150th day after the First Conversion Date, the Conversion Price shall be equal to 72% of the Average Quoted Price for the five (5) trading days immediately preceding the Conversion Date;

         (F) Beginning on the 151st day after the First Conversion Date and ending on the 180th day after the First Conversion Date, the Conversion Price shall be equal to 70% of the Average Quoted Price for the five (5) trading days immediately preceding the Conversion Date; provided, however, that in no event shall the Conversion Price exceed $5.95 or be less than $.66.

         Each Common Stock Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $4.30, subject to the condition that the Common Stock Warrants will not be exercisable until the closing bid price of the Company's Common Stock has reached $5.91.

         The holders of the Class Three Preferred Stock and the Common Stock Warrants are entitled to certain registration rights pursuant to a Registration Rights Agreement, which provides that within twenty (20) days after the date of issuance of the Class Three Preferred Stock, the Company will file with the Securities and Exchange Commission a shelf registration statement (the "Registration Statement") covering resales by holders of the Common Stock issuable upon conversion of the Class Three Preferred Stock and upon exercise of the Common Stock Warrants.

         In the event the Company closes the proposed private placement, the issuance of the Class Three Preferred Stock may result in anti-dillution adjustments to the Company's Class One Preferred Stock, Class Two Preferred Stock and outstanding options, warrants and/or other convertible securities issued by the Company, depending on the terms of such preferred stock, options, warrants and/or other convertible securities.

         Rapid Technological Change; Product Development. The market for the Company's products is characterized by rapid technological developments, evolving industry standards, swift changes in customer requirements and frequent new product introductions and enhancements. The Company's continued success will be dependent upon its ability to continue to enhance its existing products, develop and introduce in a timely manner new products incorporating technological advances and respond to customer requirements. To the extent one or more of the Company's competitors introduce products that more fully address customer requirements, the Company's business could be adversely affected. There can be no assurance that the Company will be successful in developing and marketing enhancements to its existing products or new products on a timely basis or that any new or enhanced products will adequately address the changing needs of the marketplace. If the Company is unable to develop and introduce new products or enhancements to existing products in a timely manner in response to changing market conditions or customer requirements, the Company's business and operating results could be adversely affected. From time to time, the Company or its competitors may announce new products, capabilities or technologies that have the potential to replace or shorten the life cycles of the Company's existing products. There can be no assurance that announcements of currently planned or other new products will not cause customers to delay their purchasing decisions in anticipation of such products, which could have a material adverse effect on the Company's business and operating results.

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         Uncertainty of Future Operating Results; Fluctuations in Quarterly
Operating Results. Historical results of the Company's revenue and operating results should not necessarily be considered indicative of future growth, or of future operating results. Future operating results will depend upon many factors, including the demand for the Company's products, the level of product and price competition, the length of the Company's sales cycle, seasonality of individual customer buying patterns, the size and timing of new product introductions and product enhancements by the Company and its competitors, the mix of sales by products, services and distribution channels, levels of international sales, acquisitions by competitors, changes in foreign currency exchange rates, the ability of the Company to develop and market new products and control costs, and general domestic and international economic and political conditions. As a result of these factors, revenues and operating results for any quarter are subject to variation and the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful until a representative historical time period is established and should not be relied upon as indications of future performance.

         Competition. The markets for personal computer software for consumer, educational and business applications are highly competitive particularly at the retail shelf level where a rapidly increasing number of software titles are competing for the same amount of shelf space. There are certain competitors of the Company with substantially greater sales, marketing, development and financial resources. The Company believes that the competitive factors affecting the market for its products and services include the traditional attributes used in determining a product's value such as: vendor and product reputation; product quality, performance and price; the availability of products on multiple platforms; product scalability; product integration with other enterprise applications; product functionality and features; product ease-of-use; and the quality of customer support services and training. The relative importance of each of these factors depends upon the specific customer involved and while the Company believes it competes favorably in each of these areas, there can be no assurance that it will continue to do so. Moreover, the Company's present or future competitors may be able to develop products comparable or superior to those offered by the Company, offer lower price products or adapt more quickly than the Company to new technologies or evolving customer requirements. Competition is expected to intensify. In order to be successful in the future, the Company must respond to technological change, customer requirements and competitors current products and innovations. There can be no assurance that it will be able to continue to compete effectively in its market or that future competition will not have a material adverse effect on its business operating results and financial condition.

         Software Technology and Other Proprietary Rights. The Company's success depends in part on its ability to protect its proprietary rights to the technologies and concepts used in its principal products. The Company relies on a combination of copyrights, trademarks, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. There can be no assurance that the Company's existing or future copyrights, trademarks, trade secrets or other intellectual property rights will be of sufficient scope or strength to provide meaningful protection or commercial advantage to the Company. The Company has no software patents. Also, in selling certain of its products, the Company relies on "shrink wrap" licenses that are not signed by licensees and, therefore, may be unenforceable under the laws of certain jurisdictions. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. There can be no assurance that such factors would not have a material adverse effect on the Company's business or operating results. The Company may from time to time be notified that it is infringing certain patent or intellectual property rights of others. Combinations of technology acquired through past or future acquisitions and the Company's technology will create new products and technology which may give rise to claims of infringement. While no actions are currently pending against the Company for infringement of patent or other proprietary rights of third parties, there can

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be no assurance that third parties will not initiate infringement actions against the Company in the future. Any such action could result in substantial cost to and diversion of resources of the Company. If the Company were found to infringe upon the rights of others, no assurance can be given that licenses would be obtainable on acceptable terms or at all, that significant damages for past infringement would not be assessed or that further litigation relative to any such licenses or usage would not occur. The failure to obtain necessary licenses or other rights, or the advent of litigation arising out of any such claims, could have a material adverse effect on the Company's operating results.

         Dependence on Key Management and Technical Personnel. The Company's success depends to a significant degree upon the continued contributions of its key management, marketing, technical and operational personnel, including members of senior management and technical personnel of acquired companies. The Company has agreements providing for the continued employment of its key employees for a period of one or two years. Notwithstanding the agreements, the employees may voluntarily terminate their employment with the Company at any time. The loss of the services of one or more key employees, including key employees of acquired companies, could have a material adverse effect on the Company's operating results. The Company also believes its future success will depend in large part upon its ability to attract and retain additional highly skilled management, technical, marketing, product development and operational personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel.

         International Sales. In fiscal 1996, the Company derived approximately 14% of its total revenues from international sales. International business is subject to certain risks including varying technical standards, tariffs and trade barriers, political and economic instability, reduced protection for intellectual property rights in certain countries, difficulties in supporting foreign customers, difficulties in managing foreign distributors, potentially adverse tax consequences, the burden of complying with a wide variety of complex operations, customs, foreign laws, regulations and treaties and the possibility of difficulties in collecting accounts receivable.

         Acquisition-Related Risks. The acquisitions completed by the Company will present it with numerous challenges, including difficulties in the assimilation of the operations, technologies and products of the acquired companies and managing separate geographic operations. Since its initial public offering the Company has acquired Applied Optical Media Corporation and Virtual Reality Laboratories, Inc. On September 27, 1996, the Company entered into an agreement in principle to acquire FileABC(TM), a Nevada Limited Partnership, ("File ABC") in exchange for $500,000 in cash and 200,000 shares of the Company's common stock and an additional 1,000,000 shares contingent upon achieving certain revenue targets. The terms of the agreement were amended on October 18, 1996, whereby FileABC will be paid $325,000 in cash in addition to the payments of $50,000 received on July 17, 1996 and $125,000 on October 30, 1996. Additionally, a maximum of 1,200,000 shares will be issued to FileABC for each $1,000,000 of revenues generated from the sale of File ABC's current software product and any enhancements or derivative products on or before March 31, 2000. File ABC develops, publishes and markets document imaging, management and archiving software for the Windows(TM) operating systems. The acquisition of File ABC is subject to certain conditions and, if completed, the acquisition will be accounted for using the purchase method of accounting. In addition to the acquisition of File ABC, other acquisitions may be contemplated from time-to-time. The process of integrating the business operations of the acquired companies into the Company's operations may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of the Company's business. If the Company's management does not respond to these challenges effectively, the Company's results of operations could be adversely affected. Moreover, there can be no assurance that the anticipated benefits of the acquisitions will be realized. The Company and the acquired companies could experience

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difficulties or delays in integrating their respective technologies or developing and introducing new products. Delays in, or the non-completion of, the development of these new products, or lack of market acceptance of such products, could have an adverse impact on the Company's future results of operations and result in a failure to realize anticipated benefits of the acquisitions.

         Product Liability. The Company's license agreements with customers typically contain provisions designed to limit their exposure to potential product liability claims. However, it is possible that such limitation of liability provisions may not be effective under the laws of certain jurisdictions. Although the Company has not experienced any product liability claims to date, the sale and support of products may entail the risk of such claims, and there can be no assurance that the Company will not be subject to such claims in the future. A successful product liability claim brought against the Company could have a material adverse effect upon the Company's business, operating results and financial condition.

         Stock Price Volatility. The Company believes that a variety of factors could cause the price of its Common Stock to fluctuate, perhaps substantially, including quarter to quarter variations in operating results; announcements of developments related to its business; fluctuations in its order levels; general conditions in the technology sector or the worldwide economy; announcements of technological innovations; new products or product enhancements by the Company or its competitors; key management changes; changes in joint marketing and development programs; developments relating to patents or other intellectual property rights or disputes; and developments in the Company's relationships with its customers, distributors and suppliers. In addition, in recent years the stock market in general, and the market for shares of software and high technology stock in particular, has experienced extreme price fluctuations which have often been unrelated to the operating performance of affected companies. Such fluctuations could adversely affect the market price of the Company's Common Stock.

         Possible Delisting of Securities; Risk of Low Priced Stocks. The Common Stock is listed for trading on the Nasdaq SmallCap Market under the symbol ROMT. A listed company may be delisted if it fails to maintain minimum levels of stockholders' equity, shares publicly held, number of stockholders or aggregate market value, or if it violates other aspects of its listing agreement. At June 30, September 30 and December 31, 1996 the Company did not satisfy the minimum level of stockholders' equity required to be listed ($1,000,000). The Company is seeking additional capital and attempting to effect other equity transactions to, among other things, increase its stockholders' equity to at least the minimum level required. There can be no assurance that the Company will be able to raise such additional capital or if it is able to raise additional capital it will be on terms satisfactory to the Company, or to effect other equity transactions currently under consideration. If the Company fails to satisfy the criteria for continued listing, its Common Stock may be delisted. Public trading, if any, would thereafter be conducted in the over-the-counter market in the so-called "pink sheets," or on the NASD's "Electronic Bulletin Board." If the Common Stock were delisted, it may be more difficult to dispose of, or even to obtain quotations as to the price of, the Common Stock and the price, if any, offered for the Common Stock may be substantially reduced. In addition, if the Common Stock is delisted from trading on the Nasdaq SmallCap Market, and the trading price of the Common Stock is less than $5.00 per share, or the Company has less than $2 million in net tangible assets, trading in the Common Stock would be subject to the requirements of Rule 15g-9 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Under this rule, broker/dealers who recommend such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5 million or individuals with a net worth in excess of $1 million or an annual income exceeding $200,000 or $300,000 jointly with their spouses) must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. The requirements of Rule 15g-9, if applicable, may affect the ability of broker/dealers to sell the Company's securities and may also affect the ability of purchasers in this offering to sell their shares in the

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secondary market. The Securities Enforcement Remedies and Penny Stock Reform Act
of 1990 (the "Penny Stock Rule") also requires additional disclosure in connection with any trades involving a stock defined as penny stock (any non-Nasdaq equity security that has a market price or exercise price of less than $5.00 per share and less than $2 million in net tangible assets, subject to certain exceptions). Unless exempt, the rules require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule prepared by the SEC explaining important concepts involving the penny stock market, the nature of such market, terms used in such market, the broker/dealer's duties to the customer, a toll-free telephone number for inquiries about the broker/dealer's disciplinary history and the customer's rights and remedies in case of fraud or abuse in the sale. Disclosure must also be made about commissions payable to both the broker/dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.


                                 USE OF PROCEEDS

         RomTech will not receive any proceeds from the sale of the Shares by the Selling Shareholders. RomTech will receive the proceeds from the issuance of Shares to the Selling Shareholders upon exercise of certain warrants, which will be used for general working capital purposes.

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                              SELLING SHAREHOLDERS

         The following table sets forth certain information as of the date of this Prospectus regarding the ownership of shares of RomTech Common Stock of each Selling Shareholder and as adjusted to give effect to the sale of the Shares offered hereby. A description of the transactions under which the Selling Shareholders received the Common Stock being registered herein is set forth in the footnotes to the table below. The Shares are being registered to permit public secondary trading in the Shares and the Selling Shareholders may offer the Shares for resale from time to time. See "Plan of Distribution."


                                                      # of Shares       # of Shares     # of Shares        % of
                     Name of                             Owned             Being        Owned After       Shares
               Selling Shareholder                    Before the        Offered for     the Offering       Owned
                                                      Offering(1)          Sale                          After the
                                                                                                         Offering
--------------------------------------------------   -------------     -------------    ------------    -----------
Allan M. Levine(2)................................          77,500            77,500              --             --

Michael J. Schumacher(3)..........................          77,500            77,500              --             --

Lance and Susan Woeltjen(4).......................         771,296            77,129         694,167           10.7

Clint H. Woeltjen.................................         383,137            38,313         344,824            5.3

R. Michael Smithwick..............................          24,676             2,000          22,676              *

Zachary Gray......................................          19,612             1,961          17,651              *

Curtis Borchardt(5)...............................          39,506            14,934          24,572              *

Lambert Thom......................................          56,124             5,612          50,512              *

Robert Calder Davis, Jr...........................           7,781               778           7,003              *

John Gardiner, III................................           3,890               389           3,501              *

Claire L. Broline.................................           3,890               389           3,501              *

Odyssey Capital Group, L.P.(6)....................       1,434,589           220,662       1,213,927           18.7

Sanford I. Feld(7)................................         335,401             5,625         329,776            5.0

Franklin H. Spirn and Anthony J. Inverno(8).......         131,522             5,625         125,897            1.9

George M. Spiridis(9).............................          59,248             5,625          53,623              *

Alan D. Zelinsky Trust Dated 5/28/92(10)..........         134,839             5,625         129,214            2.0

Catalytic Group...................................          50,000            50,000              --             --

Kathleen Kaplan(11)...............................         100,000           100,000              --             --

Evdoxia Koritsoglou(12)...........................         100,000           100,000              --             --

----------------------------

* Less than one percent of the outstanding Common Stock of RomTech, Inc.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the "SEC") and generally includes voting or investment power with respect to securities. In accordance with SEC Rules, shares which may be acquired upon exercise of stock options which are currently exercisable or which become exercisable within sixty days of the date of the information in the table are deemed to be beneficially owned by the optionee. Except as indicated by footnote, and subject to community property laws where applicable, the persons or entities named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(2) Includes 77,500 shares of Common Stock issuable to Mr. Levine upon the exercise of a warrant within 60 days of the date hereof.

(3) Includes 77,500 shares, of Common Stock issuable to Mr. Schumacher upon the exercise of a warrant within 60 days of the date hereof.

(4) Mr. Woeltjen is a Director, the Chief Technological Officer and the General Manager of RomTech, Inc. and the President of Virtual Reality Laboratories.

(5) Includes 25,472 shares of Common Stock subject to options which are immediately exercisable at $1.83 per share.

(6) Voting and investment power of the shares of Common Stock held by Odyssey Capital Group L.P. ("Odyssey") are controlled by John P. Kirwin, III, Bruce E. Terker and Kirk B. Griswold, the principals of Odyssey. Excludes 303,030 shares of Common stock issuable upon the conversion of the shares of the Company's Class One Preferred Stock, held by Odyssey, which Class One Preferred Stock cannot be converted until October 18, 1997. Excludes 100,000 shares of Class Two Preferred Stock which is convertible into Common Stock at the option of the holder beginning July 30, 1997, such Class Two Preferred Stock is convertible into the number of shares of Common Stock equal to the number of shares of Class Two Preferred Stock surrendered for conversion divided by the conversion price, which will be the lower of
         (i) $5.00 or (ii) ninety percent (90%) of the average of the closing bid price of the Company's Common Stock for the ten (10) business days immediately preceding the date on which the Securities and Exchange Commission declares effective the registration statement filed by the Company pursuant to the Registration Rights Agreement between the Company and the purchasers of the Class Two Preferred Stock. Excludes Warrants to purchase 28,000 shares of Common Stock, at any time on or after July 30, 1997, at a price equal to the lesser of (i) $6.25 or
         (ii) the average of the closing bid price of the Company's Common Stock plus $1.25 for the same ten (10) day perod as the Class Two Preferred Stock, which Warrants must be exercised by January 29, 2002. Excludes an aggregate of 1,313 shares of Common Stock which Odyssey has agreed to transfer to certain other shareholders within 60 days of the date hereof.

(7) Includes 81,776 shares of Common Stock issuable upon the conversion of the Company's Class Two Preferred Stock held by Mr. Feld, which Class Two Preferred Stock can be converted within sixty days. The number of shares of Common Stock issued upon the conversion of the Class Two Preferred stock was calculated at an assumed conversion price of $4.28 per share. Includes Warrants to purchase 98,000 shares of Common Stock, at any time on or after May 15, 1997, at a price equal to the lesser of
         (i) $6.25 or (ii) the average of the closing bid price of the Company's Common Stock plus $1.25 for the same ten (10) day perod as the Class Two Preferred Stock, which Warrants must be exercised by November 14, 2001.

(8) Includes 35,047 shares of Common Stock issuable upon the conversion of the Company's Class Two Preferred Stock, held by Messrs. Spirn and Inverno, which Class Two Preferred Stock can be converted within sixty days. The number of shares of Common Stock issued upon the conversion of the Class Two Preferred Stock was calculated at an assumed conversion price of $4.28 per share. Includes Warrants to purchase 42,000 shares of Common Stock, at any time on or after May 15, 1997, at a price equal to the lesser of (i) $6.25 or (ii) the average of the closing bid price of the Company's Common Stock plus $1.25 for the same ten (10) day perod as the Class Two Preferred Stock, which Warrants must be exercised by November 14, 2001.

(9) 53,803 of the shares listed are owned by Sycamore Group, Ltd., Inc. ("Sycamore"). Mr. Spiridis is the Chief Executive Officer of Sycamore. The 53,803 shares owned by Sycamore include 17,523 shares of Common Stock issuable upon the conversion of the Company's Class Two Preferred Stock, held by Sycamore, which Class Two Preferred Stock can be converted within sixty days. The number of shares of Common Stock issued upon the conversion of the Class Two Preferred Stock was calculated at an assumed conversion price of $4.28 per share. Includes Warrants to purchase 21,000 shares of Common Stock, at any time on or after May 15, 1997, at a price equal to the lesser of (i) $6.25 or (ii) the average of the closing bid price of the Company's Common Stock plus $1.25 for the same ten (10) day perod as the Class Two Preferred Stock, which Warrants must be exercised by November 14, 2001.

(10) Includes 23,364 shares of Common Stock issuable upon the conversion of the Company's Class Two Preferred Stock, held by Alan D. Zelinsky Trust dated 5/28/92, which Class Two Preferred Stock can be converted within sixty days. The number of shares of Common Stock issued upon the conversion of the Class Two Preferred Stock was calculated at an assumed conversion price of $4.28 per share. Includes Warrants to purchase

         30,800 shares of Common Stock, at any time on or after May 15, 1997, at a price equal to the lesser of (i) $6.25 or (ii) the average of the closing bid price of the Company's Common Stock plus $1.25 for the same ten (10) day perod as the Class Two Preferred Stock, which Warrants must be exercised by November 14, 2001.

(11) Includes 657 shares of Common Stock which will be transferred by another shareholder to Ms. Kaplan within sixty days of the date hereof.

(12) Includes 656 shares of Common Stock which will be transferred by another shareholder to Ms. Koritsoglou within sixty days of the date hereof.

                              PLAN OF DISTRIBUTION

         The Shares offered hereby by the Selling Shareholders may be sold from time to time by the Selling Shareholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made in the Nasdaq SmallCap Market, or otherwise at prices and at terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. The Shares may be sold by one or more of the following methods, without limitation: (a) a block trade in which the broker-dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) face-to-face transactions between the Selling Shareholders and purchasers without a broker-dealer. In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from the Selling Shareholders in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales. In addition, any securities covered by this Prospectus that qualify for sale pursuant to Rule 144 might be sold under Rule 144 rather than pursuant to this Prospectus.

         Upon RomTech being notified by a Selling Shareholder that any material arrangement has been entered into with a broker or dealer for the sale of Shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplemented Prospectus will be filed, if required, pursuant to Rule 424(c) under the Securities Act, disclosing (a) the name of each such broker-dealer, (b) the number of Shares involved, (c) the price at which such Shares were sold, (d) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,
(e) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus, as supplemented, and (f) other facts material to the transaction.

         RomTech shall pay all expenses incident to the registration of the Common Stock, including, without limitation, the filing of this Registration Statement, including all registration and filing fees, fees and expenses of compliance with state securities or "blue sky" laws, printing expenses, messenger and delivery expenses, fees and disbursements of counsel for the Company and all independent certified public accountants retained by the Company and all fees and expenses incurred in connection with the listing of Common Stock on the Nasdaq SmallCap Market. Each Selling Shareholder shall pay all expenses relating to the sale of the shares including any commissions, discounts or other fees payable to broker-dealers and any attorney fees or other expenses incurred by such Selling Shareholder.

                                  LEGAL MATTERS

         An opinion has been rendered by the law firm of Blank Rome Comisky & McCauley, Philadelphia, Pennsylvania, to the effect that the shares of Common Stock offered by the Selling Shareholders hereby are legally issued, fully paid and non-assessable.

                                     EXPERTS

         The financial statements of RomTech as of June 30, 1996 and for each of the years in the two-year period ended June 30, 1996 have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

========================================================         =====================================================





No dealer, salesman or other person has been                                        789,667 Shares
authorized to give any information or to make any
representations other than those contained in this
Prospectus and, if given or made, such information or
representations must not be relied upon as having been
authorized by RomTech or the Selling Shareholders.
This Prospectus does not constitute an offer to sell or a                            ROMTECH, INC.
solicitation of an offer to buy to any person in any
jurisdiction in which such offer or solicitation would be
unlawful or to any person to whom it is unlawful.
Neither the delivery of this Prospectus nor any offer or
sale made hereunder shall, under any circumstances,
create any implication that there has been no change in
the affairs of RomTech or that information contained                                 Common Stock
herein is correct as of any time subsequent to the date
hereof.


---------------
                                                                                    ---------------

TABLE OF CONTENTS                                                                     PROSPECTUS
                                                                                    ---------------
                                                    Page

Available Information..................................2
Incorporation of Documents
   by Reference........................................2
The Company............................................3
Risk Factors...........................................3
Use of Proceeds........................................8
Selling Shareholders...................................9
Plan of Distribution..................................11
Legal Matters.........................................11
Experts...............................................11

                                                                                      April 10, 1997



========================================================         =====================================================